GrowGeneration Corp.

930 W 7th Ave, Suite A

Denver, Colorado 80204

June 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott M. Anderegg

Re:	GrowGeneration Corp.
Registration Statement on Form S-1
File No. 333- 239058

Acceleration Request
Requested Date: June 29, 2020
Requested Time: 4:00 p.m. Eastern Time

Dear Mr. Anderegg,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), GrowGeneration Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern Time, on June 29, 2020, or as soon thereafter as possible, or at such other time as the Company or its legal counsel, Robinson & Cole LLP, may request by telephone to the staff of the Commission. The Company hereby authorizes Mitchell L. Lampert of Robinson & Cole LLP to make such a request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Mitchell L. Lampert of Robinson & Cole LLP at (203) 462-7559.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Sincerely,

GrowGeneration Corp.

By: /s/ Darren Lampert
Name: Darren Lampert
Title: Chief Executive Officer

cc:	Mitchell L. Lampert, Esq.
Robinson & Cole LLP 1055 Washington Boulevard Stamford, CT 06901